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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No.1)*


                                 Tejon Ranch Co.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Common Stock, $.50 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   879080109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 December 31, 2006
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   879080109
            ---------------------


1.   NAMES OF REPORTING PERSONS
     Wesley Capital Management, LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     52-2280947

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [_]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     2,231,565 (See Item 2)

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     2,231,565 (See Item 2)

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,231,565 (See Item 2)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     13.3%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO

CUSIP No.   879080109
            ---------------------


1.   NAMES OF REPORTING PERSONS
     Wesley Capital Partners, LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     52-2280949

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [_]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     1,110,642 (See Item 2)

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     1,110,642 (See Item 2)

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,110,642 (See Item 2)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.6%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO

CUSIP No.   879080109
            ---------------------


1.   NAMES OF REPORTING PERSONS
     Arthur Wrubel

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [_]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     2,231,565 (See Item 2)

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     2,231,565 (See Item 2)

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,231,565 (See Item 2)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     13.3%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

CUSIP No.   879080109
            ---------------------


1.   NAMES OF REPORTING PERSONS
     John Khoury

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [_]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     2,231,565 (See Item 2)

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     2,231,565 (See Item 2)

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,231,565 (See Item 2)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     13.3%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

CUSIP No.   879080109
            ---------------------

1.   NAMES OF REPORTING PERSONS
     Wesley Capital I, L.P.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     20-4166289

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [_]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     644,501 (See Item 2)

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     644,501 (See Item 2)

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     644,501 (See Item 2)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     3.85%

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN

CUSIP No.   879080109

            ---------------------


Item 1(a).  Name of Issuer:


            Tejon Ranch Co.
            --------------------------------------------------------------------

      (b).  Address of Issuer's Principal Executive Offices:


            4436 Lebec Road, Lebec, CA, 93243
            --------------------------------------------------------------------


Item 2(a).  Name of Person Filing:


          This Schedule 13G is being jointly filed by Wesley Capital Management, LLC (the "Management Company"), Wesley Capital Partners, LLC (the "General Partner"), Wesley Capital I, L.P., Mr. Arthur Wrubel and Mr. John Khoury. The shares of Common Stock of the Issuer are being held in the account of Wesley Capital I, L.P. ("Wesley Capital I"), three private investment funds (together with Wesley Capital I, the "Funds") and certain managed accounts. The General Partner serves as general partner of two of the private investment funds and Wesley Capital I. The Management Company serves as investment manager or advisor of the Funds and the managed accounts.

          Mr. Wrubel, Mr. Khoury, the Management Company, the General Partner and Wesley Capital I are referred to in this Schedule 13G as the "Reporting Persons."

          The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2007, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(i) of the Act.


           ---------------------------------------------------------------------

      (b).  Address of Principal Business Office, or if None, Residence:


            The address of the principal business office of each Reporting Person is 717 5th Avenue, 14th Floor, New York, NY 10022.

           ---------------------------------------------------------------------

      (c).  Citizenship:


            Each of the Management Company and the General Partner is organized as a limited liability company under the laws of the State of Delaware. Wesley Capital I, L.P. is organized as a limited partnership under the laws of the State of Delaware. Mr. Wrubel is a United States citizen. Mr. Khoury is a Canadian citizen.

          ----------------------------------------------------------------------

      (d).  Title of Class of Securities:


            Common Stock
          ----------------------------------------------------------------------

      (e).  CUSIP Number:


            879080109
          ----------------------------------------------------------------------


Item 3. If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

         Not applicable.

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         A. Wesley Capital Management, LLC(1)

----------
(1) See Item 2(a).

            (a)  Amount beneficially owned:  2,231,565

            (b)  Percent of class:  13.3%

            (c)  Number of shares as to which the person has:

                 (i)   Sole power to vote or to direct the vote:  0

                 (ii)  Shared power to vote or to direct the vote:  2,231,565

                 (iii) Sole power to dispose or to direct the
                       disposition of:  0

                 (iv) Shared power to dispose or to direct the disposition of: 2,231,565.

         B. Wesley Capital Partners, LLC(2)

----------
(2) See Item 2(a).

            (a)  Amount beneficially owned:  1,110,642

            (b)  Percent of class:  6.6%

            (c)  Number of shares as to which the person has:

                 (i)   Sole power to vote or to direct the vote:  0

                 (ii)  Shared power to vote or to direct the vote:  1,110,642

                 (iii) Sole power to dispose or to direct the
                       disposition of:  0

                 (iv) Shared power to dispose or to direct the disposition of: 1,110,642.

         C. Arthur Wrubel(3)

----------
(3) See Item 2(a).

            (a)  Amount beneficially owned:  2,231,565

            (b)  Percent of class:  13.3%

            (c)  Number of shares as to which the person has:

                 (i)   Sole power to vote or to direct the vote:  0

                 (ii)  Shared power to vote or to direct the vote:  2,231,565

                 (iii) Sole power to dispose or to direct the
                       disposition of:  0

                 (iv) Shared power to dispose or to direct the disposition of: 2,231,565.

         D. John Khoury(4)

----------
(4) See Item 2(a).

            (a)  Amount beneficially owned:  2,231,565

            (b)  Percent of class:  13.3%

            (c)  Number of shares as to which the person has:

                (i)   Sole power to vote or to direct the vote:  0

                (ii)  Shared power to vote or to direct the vote:  2,231,565

                (iii) Sole power to dispose or to direct the
                      disposition of:  0

                (iv) Shared power to dispose or to direct the disposition of: 2,231,565.

         E. Wesley Capital I, L.P.(5)

----------
(5) See Item 2(a).

            (a)  Amount beneficially owned:  644,501

            (b)  Percent of class:  3.85%

            (c)  Number of shares as to which the person has:

                 (i)   Sole power to vote or to direct the vote:  0

                 (ii)  Shared power to vote or to direct the vote:  644,501

                 (iii) Sole power to dispose or to direct the
                       disposition of:  0

                 (iv) Shared power to dispose or to direct the disposition of: 644,501.

Item 5.  Ownership of Five Percent or Less of a Class.

         This Amendment reflects that as of December 31, 2006, Wesley Capital I, L.P. owns less than 5% of the Common Stock of the Issuer.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not applicable.

Item 8.  Identification  and  Classification  of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  February 14, 2007
                                        ----------------------------------------
                                                        (Date)


                                                Wesley Capital Management, LLC*

                                                By: /s/ Arthur Wrubel
                                        ----------------------------------------
                                                Name: Arthur Wrubel
                                                Title: Managing Member


                                                By: /s/ John Khoury
                                        ----------------------------------------
                                                Name: John Khoury
                                                Title: Managing Member


                                                Wesley Capital Partners, LLC*

                                                By: /s/ Arthur Wrubel
                                        ----------------------------------------
                                                Name: Arthur Wrubel
                                                Title: Managing Member


                                                By: /s/ John Khory
                                        ----------------------------------------
                                                Name: John Khoury
                                                Title: Managing Member


                                                Wesley Capital I, L.P.

                                                By: Wesley Capital Partners, LLC
                                                Its: General Partner

                                                By: /s/ Arthur Wrubel
                                        ----------------------------------------
                                                Name: Arthur Wrubel
                                                Title: Managing Member


                                                By: /s/ Arthur Wrubel*
                                        ----------------------------------------
                                                Arthur Wrubel, individually


                                                By: /s/ John Khoury*
                                        ----------------------------------------
                                                John Khoury, individually


* The Reporting Person disclaims beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with this statement, provided, however, that a power of attorney, for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                    AGREEMENT

The undersigned agree that this Schedule 13G/A dated February 14, 2007 relating to the Common Stock of Tejon Ranch Co. shall be filed on behalf of the undersigned.






                                               Wesley Capital Management, LLC

                                               By: /s/ Arthur Wrubel
                                        ----------------------------------------
                                               Name: Arthur Wrubel
                                               Title: Managing Member


                                               Wesley Capital Partners, LLC

                                               By: /s/ Arthur Wrubel
                                        ----------------------------------------
                                               Name: Arthur Wrubel
                                               Title: Managing Member


                                               Wesley Capital I, L.P.

                                               By: Wesley Capital Partners, LLC
                                               Its: General Partner

                                               By: /s/ Arthur Wrubel
                                        ----------------------------------------
                                               Name: Arthur Wrubel
                                               Title: Managing Member


                                               By: /s/ Arthur Wrubel
                                        ----------------------------------------
                                               Arthur Wrubel, individually


                                               By: /s/ John Khoury
                                        ----------------------------------------
                                               John Khoury, individually

SK 22283 0005 746994